November 19, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Terence O’Brien

Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Crocs, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Response Dated August 13, 2015

File No. 0-51754

Dear Mr. O’Brien:

Crocs, Inc. (the “Company,” “we,” “us” and “our”) submits this response to the additional comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 16, 2015.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the period ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2014 to 2013, page 42

1.              We note your response to our comment 1 from our letter dated September 11, 2015. Your intended future disclosure related to the “Effect of Rate Differences” line does not include a discussion related to the tax benefit associated with your “Advance Pricing Agreements.” As previously disclosed in your response number 1 in your letter dated August 13, 2015, it appears the tax benefit associated with such agreements increased from $18.4 million in 2013 to $30.4 million in 2014. Given the difference noted, please tell us the nature and describe in more detail how such agreements impacted your effective tax rate and confirm that your intended disclosures will highlight such material impact. Please also tell us and disclose whether the magnitude of these tax benefits is expected to continue or whether there are any known uncertainties regarding the impact of these agreements on future results. Furthermore, it appears that your effective tax rate was impacted by approximately $2.6 million of additional expense based off a 3.6% rate on $70.9 million of pre-tax earnings. Based on your disclosure on page F-36, it appears that you had a US pre-tax loss of $(34.6) million for 2014. Please tell us and expand your disclosures to discuss the material factors impacting the book/tax differences impacting your pre-tax amounts. In that regard, please ensure your disclosures clearly indicate whether such differences are permanent or temporary and expected to reverse and if so, how much is expected to reverse in the near term. See Item 303(a)(3)(i) and Section 501.12.b.4 of the Financial Reporting Codification.

Response:

In future filings, the  Company intends to discuss all tax-specific “known material trends, events, demands, commitments and uncertainties” consistent with Section 501.12.b.4 of the Financial Reporting Codification  in a manner consistent with your request in the Comment Letter dated October 16, 2015.   The disclosure will include an analysis of tax issues and trends highlighting their material impact, the magnitude of the items identified, and the duration of the anticipated benefit or expense.  In future filings, the Company will disclose these items in a form similar to the proposed disclosure in the paragraphs below.

With regard to your question on the effective tax rate impact of state income taxes of approximately $2.6 million of expense in 2014, and the different amounts of pre-tax earnings listed in our rate reconciliation and the disclosure on page F-36 of our Annual Report on Form 10-K for the year ended December 31, 2014, the Company notes that, during 2014, the Company received $106M of dividends from subsidiaries that was taxable for state tax purposes. As such, this item had a $2.6M adverse impact on the effective tax rate during the period, compared to an anticipated tax benefit anticipated on pre-tax losses. This item is not anticipated to reoccur, and therefore the relative impact on state taxes is not anticipated to occur again in the foreseeable future,.  Any state impact on future dividends will be disclosed when such dividends are planned or executed.

Income Tax Expense

During the year ended December 31, 2014, we recognized an income tax benefit of $3.6 million on pre-tax book loss of $8.5 million, representing an effective tax rate of 42.4% compared to an expense of $49.5 million on pre-tax book income of $59.9 million in 2013, which represented an effective tax rate of 82.6%. The primary driver of the different tax rates between the two years is the significant shift in pre-tax income of $59.9 million in 2013 and a pre-tax loss of $8.5 million in 2014.  Items that are largely consistent in dollar amounts from year to year have a significantly different rate impact due to the significant shift in operating results magnified by a shift from pre-tax income to pre-tax loss experienced by the Company between the two periods.

The principal drivers impacting the rate other than the overall profitability or loss of the Company disclosed in our rate reconciliation in Note 12 includes:

•                  The effective tax rate for non-deductible/non-taxable items changed from a $2.0M tax expense in 2013 (resulting in an unfavorable rate impact of 3.4%) to a $9.9M tax benefit in 2014 (resulting in a favorable rate impact of 115.8%) primarily due to the non-taxable nature of sizable foreign currency exchange gains in 2014 of $9.5 million, as well as a dividend distribution received by a subsidiary of $5.4M, which is not taxable in the local jurisdiction. These benefits were offset by normal, recurring nondeductible items that occurred in relatively the same magnitude between the two years. The benefits noted in 2014 did not occur in the prior year, and are not anticipated to reoccur on a regular basis.

•                  The change in the Effect of Rate Differences line of the rate reconciliation from a $28.7M favorable adjustment (which had a favorable impact on the rate of 47.8%) in 2013, to $5.3M unfavorable adjustment (which had an a unfavorable impact on the rate of 62.2%) in 2014 is principally driven by differences in pre-tax book income between the periods compared, and the sourcing of this income which is subject to different jurisdiction tax rates. We employ a tax planning strategy that directly impacts the total tax expense directly attributable to the level of foreign earnings in the specific jurisdictions. However, we note that the impact on the effective rate is dramatically different due to book earnings recorded in the equivalent period. The relative impact of this has existed in the recent past; however, there is no assurance that this item will be recurring beyond 2019. Through at least 2019, the Company will continue to have an equivalent favorable impact on the tax provision and effective tax rate based on the specific foreign earnings.

The primary driver for the favorable versus unfavorable swing in this line item between 2013 and 2014 is due to the overall impact of this tax planning, which is directly impacted by the proportion of foreign pre-tax earnings to U.S. pre-tax earnings in the consolidated tax provision. Coupled with the significantly different levels of total pre-tax earnings or loss ($59.9 million earnings in 2013 and a loss of $8.5 million in 2014), the results on the effective tax rate appear to be materially different.  The Company currently does not anticipate significant near-term changes to its overall tax strategies, meaning that relative income tax benefits provided from the expected U.S. federal tax rate are anticipated to recur in the foreseeable future. The amount of this tax benefit, if any, is subject to continued profitability in various foreign jurisdictions.

•                  The impact of US Tax on Foreign Earnings includes the impact of foreign inclusions, and related foreign tax credits. During 2013, inclusions for these items resulted in $22.9 million of tax expense, reflecting an unfavorable impact of 38.2% on the total provision. During 2014, inclusions for these items resulted in $6.6 million, reflecting an unfavorable impact of 77.4% on the total provision. While the inclusions are directly related to business results during a specific period, and amounts of foreign taxes that are creditable, the Company notes the following nonrecurring differences reflected in the two periods: tax expense incurred on the repatriation of foreign earnings during 2013, which resulted in a tax expense of $11.7 million. During 2014, this expense did not recur but the Company did recognize unrelated tax expense of $19 million related to taxable dividends. The Company does not expect these items, including accruals required under GAAP to continue beyond 2015.

•                  During 2014, the Company accrued additional valuation allowances of $5.4 million on deferred tax assets not anticipated to be realized, which equates to an unfavorable impact on the rate of 62.8%. This differs from the $21.4 million accrued on deferred tax assets during 2013, which had an unfavorable impact on the rate of 35.6%. Furthermore, the change in the valuation allowance reflected on the cumulative schedule of deferred tax assets includes $3.9 million which does not impact the tax expense or benefit recorded in the income statement as it results from cumulative translation adjustments which is recorded directly to equity. The specific circumstances regarding management’s assertion of the realizability of certain deferred tax assets is discussed as part of the disclosure in Note 12.  The Company maintains total valuation allowances of approximately $47.3 million as of December 31, 2014, which may be reduced in the future depending upon the achieved or sustained profitability of certain entities.

•                  During both 2013 and 2014, the Company recorded tax expense for audits settled during the year of $3 million and $13.5 million, respectively. The amount included in settlements during 2014 is net against total Uncertain Tax Position releases during the same period relating to the same positions. Furthermore, the uncertain tax benefits line item in 2014 includes net accruals related to current year positions recorded, and is consistent with amounts accrued during 2013. The uncertain tax benefits line in the rate reconciliation includes the favorable impact of the effective settlement of positions accrued, and should be viewed together with the audit settlement line for purposes of understanding total movement in these liabilities. The net benefit related to audit settlements is not expected to recur in future periods.

The primary items included in Uncertain Tax Positions are audit settlements (noted as part of the tax position tabular disclosure), plus accrued interest expense. Note that the interest component, while carried as a liability on the balance sheet and recorded as a component of tax expense, is excluded from the tabular disclosure pursuant to GAAP guidance under ASC 740-10-50. The movement relative to the table, including amounts that impact the effective tax rate, is discussed in Note 12.

Item 8: Financial Statements and Supplementary Data

Note 1 — Organization & Summary of Significant Accounting Policies, F-9

2.              We note your response to our comment 2 in our letter dated September 11, 2015. It appears that there has been a significant deterioration in the aging of the receivables portfolio. The risks surrounding collectability are increased by your exposure to the adverse developments in China’s economy, by the adverse factors which have contributed to recent inventory impairments and excess inventory at the distributor levels and by the fact that many customers have not accepted your offer of discounts in exchange for payment of past due amounts. Section 501.02 of the Financial Reporting Codification requires disclosure of material uncertainties surrounding the recoverability of assets unless management can reasonably conclude that a material impact is not reasonably likely to occur. As such, quantification of the dollar amount of consolidated gross past due receivables along with the aggregate amount of reserves appears necessary for a reader to understand the magnitude of assets at risk. Furthermore, given the material uncertainty around your China operations, quantification of gross and past due receivables in China is appropriate if that portfolio of receivables has materially greater collectability risks than receivables in other markets. As such, please begin providing this information starting with your Form 10-Q as of September 30, 2015.

Furthermore, based on your response, it appears that the Company is expected to experience another loss in operations in China in 2015 similar to 2014. Similar to above, this appears to be a known material trend that should also be disclosed in your MD&A. We remind you that your disclosures in your MD&A should provide quantified material trends and known material uncertainties when available so that investors can understand the business through the eyes of management. See Item 303(a)(3) of Regulation S-K. See also Section 501.02, 501.07 and 501.12 of the Financial Reporting Codification.

Response:

The Company acknowledges the Staff’s comment regarding the request for additional disclosures in our MD&A related to known material uncertainties regarding the China macro-economic issues and their known and potential impact upon our operating results. The Company also acknowledges the Staff’s comment regarding gross past due receivables in China.  We intend to expand the explanations in the MD&A disclosure, in both our quarterly report for the period ended September 30, 2015, and in future filings, to more fully address these material uncertainties in accordance with the guidance outlined in Item 303(a)(1) and Item 303(a)(3) of Regulation S-K and Section 501.02, 501.07 and 501.12 of the Financial Reporting Codification. We intend to include disclosures similar to those detailed below in all applicable future periods:

Proposed.     Risk Factors

China’s deteriorating macro-economic environment could adversely affect sales in our Asia Pacific segment which may adversely affect our financial condition and results of operations.

Current and future global economic conditions may adversely affect consumer spending and the financial health of our customers and others with whom we do business which may adversely affect our financial condition, results of operations and cash resources. Macro-economic conditions in China have deteriorated over the past several quarters resulting in softening consumer demand and payment delays from our China distributors which have negatively impacted the sales volumes and cash collections for our China operations.  In the third quarter of 2015, we recorded a bad debt expense of $18.9 million related to receivables in China as a result of distributors defaulting on their payment obligations. As a result of this adjustment, our remaining net receivable balance in China is $4.6 million as of September 30, 2015.  If the economic conditions in China continue to decline, we may experience further reductions in consumer demand in the China market resulting in additional losses. As our China operations represent nearly 10% of our total revenue, the impact of declining sales volumes in China could have a material adverse impact on our financial results in future periods.

We are currently in negotiations with multiple China distributors regarding our terms of payment and there can be no assurance that these negotiations will be successful.  If we are not able to agree on acceptable terms with our China distributors, we may need to establish new distributor relationships and we cannot guarantee if we will be able to do so within a reasonable time frame, if at all.

In the third quarter of 2015, multiple China distributors failed to comply with the terms of their payment obligations.  As a result, we have ceased all shipments to these distributors until we are able to develop mutually beneficial terms of payment for both current sales and aged receivables.  In the event we are not able to reach an agreement with these distributors we may terminate our relationship and look for new partners in the region. At this time we do not know how long it will take to establish new distributor relationships on acceptable terms to us or if we will be able to establish such relationships at all. If we are unable to establish new partnerships within a reasonable time frame, we could experience a significant decline in sales volumes within China in future periods which could have a material adverse effect on our business including our financial results, cash flows and financial condition.

Results of Operations

Comparison of the Three Months Ended September 30, 2015 to September 30, 2014

Selling, General and Administrative Expenses.  SG&A expenses decreased $8.6 million, or 6.0%, during the three months ended September 30, 2015 compared to the same period in 2014. This change was driven primarily by a net impact of a $13.7 million increase in bad debt expense, largely associated with our Asia Pacific operations relating to China, which was more than offset by an $11.2 million decrease related to foreign currency translation, a $6.4 million decrease associated with store closures, and a $4.7 million decrease in other administrative expenses. During the three months ended September 30, 2015, our bad debt expense was $19.0 million compared to $5.3 million in the same period in the prior year. Of this amount our China operations accounted for $18.9 million of our bad debt expense for the three months ended September 30, 2015 and $3.3 million for the same period in the prior year.

We believe declining collections from our China operations is associated with deteriorating macro-economic conditions in China resulting in declining customer demand and deteriorating working capital position of our distributors. We are unable to predict future economic conditions in China, but if economic conditions in China continue to decline, we may experience further reductions in consumer demand in our China markets. As our China operations represent nearly 10% of our total revenue, the net impact of declining sales volumes in China could have a material adverse impact on our financial results in future periods.

Comparison of the Nine Months Ended September 30, 2015 to September 30, 2014

Selling, general and administrative expenses. SG&A expenses decreased $4.4 million, or 1.0%, during the nine months ended September 30, 2015 compared to the same period in 2014. This change was primarily driven by a net impact of a $26.7 million decrease related to foreign currency translation, a $19.3 million decrease associated with store closures, offset by a $25.6 million increase in other administrative expenses, and a $16.0 million increase in bad debt expense, primarily associated with our Asia Pacific operations. During the nine months ended September 30, 2015, our bad debt expense was $25.2 million compared to $9.1 million in the same period in the prior year. Substantially all of this increase in bad debt expense is due to lower collections from our China operations, which included in our Asia Pacific segment. A significant portion of the increased administrative expense related to higher marketing expense incurred compared to the same period in the prior year.

We believe declining collections from our China operations is associated with deteriorating macro-economic conditions in China resulting in declining customer demand and deteriorating working capital position of our distributors. We are unable to predict future economic conditions in China, but if economic conditions in China continue to decline, we may experience further reductions in consumer demand in our China markets. As our China operations represent nearly 10% of our total revenue, the net impact of declining sales volumes in China could have a material adverse impact on our financial results in future periods.

OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

Comparison of the Three Months Ended September 30, 2015 and 2014 by Segment

Asia Pacific Operating Segment. During the three months ended September 30, 2015, revenues from our Asia Pacific segment decreased $15.0 million, or 13.1%, compared to the same period in 2014, primarily due to the net impact of unfavorable foreign currency fluctuations and a lower average selling price, slightly offset by an increase in footwear units sold.

Our Asia Pacific operating segment continues to perform poorly primarily due to adverse macro-economic conditions and overall weakness in China’s economy. The macro-economic environment in China has deteriorated over the past several quarters which decreased revenue from our China operations by 16.4%, for the three months ended September 30, 2015 as compared to the same period in 2014. We have also experienced significant declines in collection rates from our China operations due to the adverse macro-economic environment and the deteriorating working capital position of our distributors.  The impact of these declines became apparent in  September 2015, when multiple China distributors defaulted on their payment obligations.  As a result, we have reassessed the collectability of our accounts receivable balances, for our China operations, and we concluded a significant increase in reserves is required. Accordingly, we have increased our China allowance for doubtful accounts by an additional $18.9 million, resulting in total allowances for our China operations of $40.3 million as of September 30, 2015.  Our net accounts receivable balance for our China operations as of September 30, 2015 was $4.6 million.

If the economic conditions in China continue to decline, we may experience further reductions in consumer demand in our China markets which could result in additional declines. As our China operations represent nearly 10% of our total revenue, declining sales volumes in China could have a material adverse impact on our financial results in future periods.

During the three months ended September 30, 2015, segment operating income decreased $13.3 million, or 98.7%, compared to the same period in 2014 primarily related to the net effect of:

•                  a decrease in revenue of $15.0 million, or 13.1%, primarily due to the net impact of unfavorable foreign currency fluctuations and a lower average selling price, slightly offset by an increase in footwear units sold;

•                  a decrease in cost of sales of $4.7 million, or 9.3%, primarily due to declining sales and the impact of foreign currency fluctuations;

•                  a decrease in restructuring charges of $2.3 million, or 95.9%; and

•                  a net increase in selling, general and administrative expenses of $5.3 million, or 11.1%, due to the net impact of (i) a $13.5 million increase in bad debt expense, which is almost exclusively associated with our China operations, partially offset by (ii) a $4.0 million decrease in salary expense, (iii) a $2.4 million decrease in rent expense, and (iv) a $1.8 million decrease in other administrative expenses.

Comparison of the Nine Months Ended September 30, 2015 and 2014 by Segment

Asia Pacific Operating Segment. During the nine months ended September 30, 2015, revenues from our Asia Pacific segment decreased $59.2 million, or 14.5%, compared to the same period in 2014 primarily due a decrease associated with unfavorable foreign currency fluctuations, lower average selling prices, the negative impact of store closures, and a decrease in footwear units sold.

Our Asia Pacific operating segment continues to perform poorly primarily due to adverse macro-economic conditions and overall weakness in China’s economy. The macro-economic environment in China has deteriorated over the past several quarters which has decreased revenue from our China operations by 29.0%, for the nine months ended September 30, 2015 as compared to the same period in 2014. We have also experienced significant declines in collection rates from our China operations due to the adverse macro-economic environment and the deteriorating working capital position of our distributors. The impact of these declines became apparent in  September 2015, when multiple China distributors defaulted on their payment obligations. As a result, we have reassessed the collectability of our accounts receivable balances, for our China operations, and we concluded a significant increase in reserves is required. Accordingly, we have increased our China allowance for doubtful accounts by an additional $22.9 million, resulting in total allowances for our China operations of $40.3 million as of September 30, 2015. Our net accounts receivable balance for our China operations as of September 30, 2015 is $4.6 million.

If the economic conditions in China continue to decline, we may experience further reductions in consumer demand in our China markets which could result in additional declines. As our China operations represent nearly 10% of our total revenue, declining sales volumes in China could have a material adverse impact on our financial results in future periods.

During the nine months ended September 30, 2015, segment operating income decreased $36.6 million, or 38.4%, compared to the same period in 2014 primarily related to the net effect of:

•                  a decrease in revenue of $59.2 million, or 14.5% due to unfavorable foreign currency fluctuations, and a decrease in footwear units sold, partially offset by a decrease in cost of sales of $23.5 million, or 13.7%;

•                  an increase of $1.4 million, or 1.0% , in selling, general and administrative expenses primarily as a result of bad debt expense relating to China and an increase in marketing and sales expenses, partially offset by lower employee compensation related expenses and lower rent and occupancy related expenses;

•                  an increase in restructuring expense of $0.5 million, or 16.8%, related to severance and store closure costs;

•                  a decrease in retail asset impairment of $0.2 million; and

•                  a decrease in other general expense of $0.8 million.

Accounts Receivable

Accounts receivable represent amounts due from customers. Accounts receivable are recorded at invoiced amounts, net of reserves and allowances, and do not bear interest. We use our best estimate to determine the required allowance for doubtful accounts based on a variety of factors including the length of time receivables are past due, economic trends and conditions affecting our customer base and historical collection experience. Specific provisions are recorded for individual receivables when we become aware of a customer’s inability to meet its financial obligations.

In the third quarter of 2015, we had multiple China distributors default on their payment obligations. As a result, we reassessed the collectability of our accounts receivable balances for our China operations, and we concluded a significant increase in our allowance for doubtful accounts was required. Accordingly, we have increased our China allowance for doubtful accounts by an additional $18.9 million, resulting in total allowances in China of $40.3 million and $21.1 million as of September 30, 2015 and December 31, 2014, respectively.  Our net accounts receivable balance for our China operations as of September 30, 2015 and December 31, 2014 is $4.6 million and $18.6 million, respectively.

The changes in the allowance for doubtful accounts, inclusive of unapplied rebate reserves, and reserves for sale returns and allowances for the three months ended September 30, 2015, and 2014, are as follows:

Consolidated reserves and allowances

	Three Months Ended September 30,
	2015				2014
	Allowance for doubtful accounts	Reserve for sales returns and allowances	Reserve for unapplied rebates	Total	Allowance for doubtful accounts	Reserve for sales returns and allowances	Reserve for unapplied rebates	Total
	(in thousands)
Beginning balance at June 30,	$(19,020)	$(12,482)	$(11,192)	$(42,694)	$(6,381)	$(10,107)	$(4,349)	$(20,837)
Reduction in revenue	—	(17,245)	(2,863)	(20,108)	—	(18,011)	(2,672)	(20,683)
Expense	(19,747)	—	—	(19,747)	(5,436)	—	—	(5,436)
Recoveries, applied amounts, and write-offs	1,210	20,018	6,143	27,371	884	22,587	2,484	25,955
Ending balance at September 30,	$(37,557)	$(9,709)	$(7,912)	$(55,178)	$(10,933)	$(5,531)	$(4,537)	$(21,001)

The changes in the allowance for doubtful accounts, inclusive of unapplied rebate reserves, and reserves for sale returns and allowances related to our China operations for the three months ended September 30, 2015, and 2014, are as follows:

China reserves and allowances

	Three Months Ended September 30,
	2015				2014
	Allowance for doubtful accounts	Reserve for sales returns and allowances	Reserve for unapplied rebates	Total	Allowance for doubtful accounts	Reserve for sales returns and allowances	Reserve for unapplied rebates	Total
	(in thousands)
Beginning balance at June 30,	$(12,302)	$(4,176)	$(7,481)	$(23,959)	$(1,445)	$(577)	$(3,762)	$(5,784)
Reduction in revenue	—	(632)	(553)	(1,185)	—	(846)	(1,218)	(2,064)
Expense	(18,931)	—		(18,931)	(3,263)	—	—	(3,263)
Recoveries, applied amounts, and write-offs	297	1,596	1,924	3,817	—	1,105	2,860	3,965
Ending balance at September 30,	$(30,936)	$(3,212)	$(6,110)	$(40,258)	$(4,708)	$(318)	$(2,120)	$(7,146)

The changes in the allowance for doubtful accounts, inclusive of unapplied rebate reserves, and reserves for sale returns and allowances for the nine months ended September 30, 2015, and 2014, are as follows:

Consolidated reserves and allowances

	Nine Months Ended September 30,
	2015				2014
	Allowance for doubtful accounts	Reserve for sales returns and allowances	Reserve for unapplied rebates	Total	Allowance for doubtful accounts	Reserve for sales returns and allowances	Reserve for unapplied rebates	Total
	(in thousands)
Beginning balance at December 31,	$(13,609)	$(7,214)	$(11,569)	$(32,392)	$(3,656)	$(5,410)	$(1,447)	$(10,513)
Reduction in revenue	—	(52,435)	(10,414)	(62,849)	—	(50,981)	(13,011)	(63,992)
Expense	(25,495)	—	—	(25,495)	(9,276)	—	—	(9,276)
Recoveries, applied amounts, and write-offs	1,547	49,940	14,071	65,558	1,999	50,860	9,921	62,780
Ending balance at September 30,	$(37,557)	$(9,709)	$(7,912)	$(55,178)	$(10,933)	$(5,531)	$(4,537)	$(21,001)

The changes in the allowance for doubtful accounts, inclusive of unapplied rebate reserves, and reserves for sale returns and allowances related to our China operations for the nine months ended September 30, 2015, and 2014, are as follows:

China reserves and allowances

	Nine Months Ended September 30,
	2015				2014
	Allowance for doubtful accounts	Reserve for sales returns and allowances	Reserve for unapplied rebates	Total	Allowance for doubtful accounts	Reserve for sales returns and allowances	Reserve for unapplied rebates	Total
	(in thousands)
Beginning balance at December 31,	$(8,440)	$(4,043)	$(8,623)	$(21,106)	$(24)	$(225)	$(1,051)	$(1,300)
Reduction in revenue	—	(5,780)	(3,479)	(9,259)	—	(2,331)	(8,588)	(10,919)
Expense	(22,925)	—	—	(22,925)	(4,684)	—	—	(4,684)
Recoveries, applied amounts, and write-offs	429	6,611	5,992	13,032	—	2,238	7,519	9,757
Ending balance at September 30,	$(30,936)	$(3,212)	$(6,110)	$(40,258)	$(4,708)	$(318)	$(2,120)	$(7,146)

As of September 30, 2015 and December 31, 2014, our China operations accounted for $ 44.9 million and $39.7 million, respectively, of our total gross accounts receivable balances, of which $41.2 million and $36.9 million, respectively, was past due in China. As of September 30, 2015 and December 31, 2014, our China operations had total accounts receivable reserves of $40.3 million and $21.1 million, respectively, associated with these receivables.

In considering if the reader would benefit from a disclosure of our past due accounts receivable balances, we noted that there have been no significant changes in the aging or collectability of receivable balances outside of the China region.  Accordingly, we do not believe providing this additional detail would provide the reader with additional insight regarding changes in risk.

3.              We note your disclosure in your response to our comment 2 that “On a go forward basis, we are evaluating if collectability is reasonably assured on a distributor by distributor basis to determine if revenue should be recognized for certain distributors on a cash basis.” Please tell us what the Company’s policy is regarding its evaluation on whether collectability is reasonably assured when determining the appropriate revenue recognition method for its contracts. In providing your response, please tell us the specific factors that the Company considers when deeming that the cash basis of accounting is the more appropriate revenue recognition method and the basis for not recognizing revenue on the cash basis for your China distributor accounts in prior periods after the difficulties in collectability became known.

Response:  In the event we identify a customer with significant past due receivables, we develop a defined payment plan whereby the customer is obligated to both remain current on their payment obligations associated with new purchases and make payments on their past-due obligations.  If a customer either fails to agree to the terms of the payment plan or fails to adhere to the terms of the payment plan, any future sales would be assessed to determine whether they should be recorded under a cash basis revenue recognition model in accordance with Concepts Statement 5, paragraph 84(g), as referenced in FN6 SAB Topic 13.A, paragraph 1.

We have stopped all shipments to any customer who has failed to adhere to the terms of their payment plans.  In the event we decide to resume selling to a customer who has failed to meet the terms of their payment obligation, prior to receiving payment for all past due amounts, we will begin recognizing revenue on a cash basis at that time. Additionally, if we begin recognizing revenue on a cash basis, we will include all relevant financial statement disclosures regarding the potential impact of the change at that time.

Additional items we would consider when moving a customer to a cash basis model includes the following:

•                  Any assurances we have that the distributor will pay for current product given their inability to pay for historical product;

•                  The terms of the distributor’s negotiations and the reason(s) we agreed to enter into a new transaction when historical receivables remain unpaid; and

•                  The reason we agreed to apply cash collections to current transactions rather than allocate the consideration to historical receivables

Once a customer has been moved to cash basis, we believe that in order to conclude future payments are reasonably assured a customer would need to demonstrate substantial subsequent payment history or a substantial change in the distributor’s financial position.

4.              We note your response to our comment 3 in our letter dated September 11, 2015, and your disclosure that to the extent your distributors do not earn the rebate, you evaluate the collectability of the remaining net receivable balance inclusive of the recorded rebate reserve. Please tell us in more detail what your basis is for concluding that the added rebate program for payment of past due receivables was more akin to a rebate program that should be accounted for under ASC 605-50 and not additional provisions for bad debt under ASC 450-20. In that regard, we note that for your Chinese distributor accounts it appears that the nature of the underlying early rebate program is to provide a concession on previously recorded accounts receivables that you fully intended to collect. In that regard, there does not appear to be a substantive difference between transactions accounted for in your payment of delinquent accounts rebate account and the allowance for doubtful accounts, so it appears that using multiple accounts for these transactions instead of combining the activity within the allowance for doubtful accounts may be confusing for readers and may impair a reader’s ability to fully understand your historical bad debt expenses. Therefore, please tell us whether a prospective change combining the activity in the two accounts would be useful. Furthermore, in order to fully understand the basis for your accounting for all active rebate programs, please tell us in detail the nature and specific terms for each of the current rebate programs disclosed to us in your response and how you are accounting for each. In providing your response please provide us with a schedule quantifying the total activity for each program as of September 30, 2015, and also tell us how much of the total liability for each relates to your China operations.

Response:  As noted in our response letter dated September 30, 2015, historically, all of our rebate incentives have been based on specific performance metrics (including sales volume, quality of stores, branding, customer service, data integrity, etc.).  These rebates have historically been earned at 100% and are reserved as a percentage of sales at the time of shipment.  As the rebates are earned, they are applied to the gross accounts receivable and are never paid in cash.  The rebates reserve has always been presented in the allowance amount on the face of the financial statements and netted in accounts receivable.

Our current rebate reserve programs include the following rebate incentives and reserve balances as of September 30, 2015:

China Rebate Reserves
1 Sales Volume Rebates (1)	$4.4
2 Early Payment Rebates (2)	0.2
3 Annual Growth Incentive Rebates (3)	0.8
4 Store Expansion Rebates (4)	0.2
5 Data Accuracy Rebate Awards (5)	0.5
Total China Rebate Reserves	$6.1

Other Rebate Reserves
Sales Volume Rebates (1)	$1.8
Total Rebate Reserves	$7.9

(1)         Amounts represent discounts applied to wholesale customers who agree to purchase a certain volume of inventory over a given period.  These awards may be associated with the volume of specific inventory items purchased or associated with the total volume of goods purchased in a given period.  These rebates are calculated as a percentage of sales based on the customers annual purchase agreement and are recognized as a reduction to revenue in accordance with ASC 605-50 at the time of sale.

(2)         These awards are primarily associated with standard payment terms which generally provide for a 2% discount if the payment is received within 30 days after the sale and a 1% discount if the payment is made between 31 and 60 days after the sale.  These incentives are recognized as a reduction to revenue in accordance with ASC 605-50 at the time of sale.

(3)         These incentives are associated with the annual increase in sales volumes as compared to the prior year.  For example, if a wholesale customer’s purchases increase by 15% they receive a 2% reduction to their purchase price for the year.  This amount is calculated based on the customer’s year-to-date sales growth rate as compared to the same period of the prior year.  Additionally, we occasionally have ranking awards that includes a specified rebate incentive for the store with the highest growth rate or highest customer ranking in a given year.  The growth incentive rebates are generally accrued over the sales period and are recognized as a reduction of revenue in accordance with ASC 605-50.

(4)         These awards are for increasing the number of store locations over the year.  These awards generally require the new location to be open for a defined period before the award is granted to the wholesaler.  These awards are accrued over the period beginning on the date a new location is opened to the end of the period that the location is required to remain open to qualify for the incentive (which is generally one year) and are recognized as a reduction of revenue in accordance with ASC 605-50.

(5)         These awards are associated with the accuracy of the system information (including pricing and inventory volume information) at each retail location.  Compliance with the pricing awards is assessed via a “secret customer” who purchases product at various locations and compares the transaction price to the system prices.  Compliance with the inventory awards is assessed with the assistance of a third party count team who compares their inventory count to the totals per the wholesalers system.  These awards are accrued over the period in which they are earned (which is generally one year) and are recognized as a reduction of revenue in accordance with ASC 605-50.

Our incentive programs have historically been used to motivate our customers to increase the volume of goods they purchase from us.  In Q3-2014 we began to experience payment delays from our China distributors.  In response to these payment delays, senior management had several face-to-face meetings with key distributors to discuss the status of outstanding amounts due.  As a result of these meetings and in an attempt to expedite our collections, we offered our distributors an additional incentive which we referred to as the Golden Month promotion.  The terms of this promotion allowed distributors to receive a 20% discount incentive on all payments received on or before November 30, 2014, as long as they showed a good faith effort to sell their current inventory during the China Golden Month promotion period. This was offered to all China distributors, after the date the initial revenue was recognized.   At the time we offered the additional incentive, we believed the outstanding receivable balance (after considering recorded allowances for doubtful accounts) was collectable; however, these additional incentives were offered to limit collection efforts and to reduce collection delays.  These additional incentives were also intended to help the distributors be in a better position to purchase future product.  Accordingly, these incentives were accrued for at the time they were offered in accordance with ASC 605-50-25-3, which notes sales incentives should be recognized at the later of the date the revenue is recognized or the date the sales incentive is offered, and recorded as a reduction to revenue in accordance with ASC 605-50-25-9. Approximately 50% of our distributors participated in this program which resulted in us receiving payments of $8.4 million for which $1.7 million in rebate incentives were earned by our distributors.  We also reassessed the collectability risk of the distributors who declined to take advantage of this additional rebate incentive program to determine if additional allowances for doubtful accounts were required.

In December 2014 we offered all of our China distributors an additional incentive program which we referred to as the Accounts Receivable Incentive Plan. This plan provided additional rebates, also at management’s discretion, to distributors who agreed to pay down a certain portion of their outstanding accounts receivable balance on or before December 25, 2014. Under the terms of this program, our distributors received a rebate of 10% of the total repayments received by us for past due receivables.  This program resulted in additional collections of $6.1 million for which our distributors earned rebate incentives of $0.8 million. While we continued to believe the outstanding receivable balance (after considering recorded allowances for doubtful accounts) was collectable, we offered these additional incentives to limit collection efforts and to reduce collection delays.  These additional incentives were also intended to help the distributors be in a better position to purchase future product.  Further, we continued to sell to most of these distributors as we believed them to be creditworthy.  Accordingly, each of these incentives was reserved for at the time they were offered in accordance with ASC 605-50-25-3, which notes sales incentives should be recognized at the later of the date the revenue is recognized or the date the sales incentive is offered, and recorded as a reduction to revenue in accordance with ASC 605-50-25-9.

At the time these additional rebate incentives (including the Golden Month and Accounts Receivable Incentive Plans noted above) were offered to our China distributors, we received confirmation from each distributor regarding their intent to either participate or not to participate in the rebate incentive programs.  Each of these incentives was offered after the date the initial revenue was recognized. In addition, and as noted above, in each case we believed the outstanding receivable balance was collectible (after considering the recorded allowances for doubtful accounts reserves).  The main objective of these programs was to offer incentives to limit collection efforts and to reduce collection delays.  These additional incentives were also intended to help the distributors be in a better position to purchase future product.  As such, management viewed these additional incentives as an amendment to the early payment incentives that are included in our general sales terms.  Further, we continued to sell to most of these distributors as we believed them to be creditworthy.  Accordingly, each of these incentives have been reserved for at the time they were offered in accordance with ASC 605-50-25-3, which notes sales incentives should be recognized at the later of the date the revenue is recognized or the date the sales incentive is offered, and recorded as a reduction to revenue in accordance with ASC 605-50-25-9.  As all of our participating distributors have historically taken full advantage of the rebate incentives offered and as they confirmed their intent to take full advantage of these additional rebate incentives, we have reserved for each of these rebate programs at the full amount of the rebate incentives offered.  In the event a distributor declined to take advantage of these additional incentives, we reassessed the collection risk for those distributors to determine if additional doubtful accounts reserves were required.

In assessing the appropriate accounting for these additional incentives, we contemplated if the incentive program was more akin to either a loss contingency as contemplated by ASC 450-20 or a troubled debt restructuring as contemplated by ASC 310-40.  In considering if the rebate incentive should be accounted for as a loss contingency under ASC 450-20 we noted ASC 450-20-25-2(a) clarifies that loss contingency is appropriate when “Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements.”  In considering the rebate incentives, we noted the incentives were offered broadly to all of our China distributors, independent of our assessment of the collectability of their respective receivables.  Additionally, we noted many of these incentives were earned by distributors who were current on their receivable obligations and therefore had not been identified as a collection risk.  Throughout the period these additional sales incentives were being offered, we continually assessed the credit worthiness of our distributors, and consistent with our policy as described in the above response to question 3, we continued to ship product to only those distributors who remained current on their payment obligations related to current shipments.  That is, we continued to view our distributors as credit worthy customers.  Accordingly, we concluded the incentives offered were appropriately characterized as an incentive in accordance with ASC 605-50 rather than an impairment of outstanding receivable balances as contemplated by ASC 450-20.  As the rebate incentives were offered as a discounts, upon being earned, the rebate incentives reduced the distributor’s gross accounts receivable payment obligation rather than acting as a valuation allowance as contemplated by ASC 450-20.  Accordingly, we concluded it would be inappropriate to account for the incentives as a loss contingency under ASC 450-20 but rather we determined the amount should be accounted for as incentives under ASC 605-50.

In considering if the rebate incentives should be accounted for as a troubled debt restructuring under ASC 310-40 we noted in accordance with ASC 310-40-15-5 a troubled debt restructuring is limited to concessions that would not be considered were it not for the debtor’s financial difficulties.  Additionally, ASC 310-40-15-6 notes the concession generally stems from an agreement between the creditor and the debtor or is imposed by the courts.  As the rebate incentives were offered broadly to all of our China distributors, they were not limited to debtors who were experiencing financial difficulties.  Additionally, as the rebates were offered unilaterally by the Company, they were not the result of an agreement between us and the participating distributors.  Accordingly, we concluded it would be inappropriate to account for these incentives as troubled debt restructuring under ASC 310-40.  Rather, we believe the incentives were appropriately accounted for in accordance with ASC 605-50.

While we have concluded our incentive programs were properly accounted for in accordance with ASC 605-50, as discussed above, we have determined our accounting policy regarding rebate incentives offered after the original sales transaction is not material.  Specifically, our accounting policy for rebate incentives offered after the original date of sale applied only to the additional incentive programs that were offered in the fourth quarter of 2014 which includes a total of approximately $2.5 million in rebate incentives (including approximately $1.7 million associated with the Golden Month promotion and approximately $0.8 million associated with the Accounts Receivable Incentive Plan).  Had these incentives been recognized as provisions for bad debt under ASC 450-20 rather than as rebate incentives under ASC 605-50, our net revenues for the year ended December

31, 2014 would have increased by $2.5 million or 0.2% with a corresponding $2.5 million or 0.4% increase to selling, general and administrative expense.  This would have increased our gross profit margin by 41 basis points with no impact to income from operations or net income.  We do not believe these changes would impact an investor’s view of our performance as, we believe, analysts are primarily focused on period-over-period changes in revenue and gross profit margin, neither of which was significantly impacted by the application of the previously mentioned accounting policy and our interpretation of the underlying accounting guidance.  As all the rebate incentives offered after the original sales transaction were earned and applied against the accounts receivable balance as of March 31, 2015, the application of the rebate policy had no financial statement impact after December 31, 2014.   Additionally, we believe we will not offer similar programs in future periods, thus our current accounting policy for rebate incentives offered after the date of the original sale is not anticipated to have an ongoing impact.

We generally believe the readers of the financial statements do benefit from having our unapplied rebate incentives presented in combination with our allowances for doubtful accounts.  Accordingly the allowance amount presented on the face of our balance sheet of our Form 10-Ks and 10-Qs and in the corresponding notes to our financial statements are currently inclusive of all unapplied rebate incentives.  We intend to expand the allowance disclosures, in both our quarterly report for the period ended September 30, 2015 and in future filings, to make it clear to the reader that the allowance for doubtful account amounts presented are included with all allowances.

The Company believes that we do not intend to provide additional payment incentives after the sales date in future periods as our intent is to replace distributors who have not remained current on their obligations with more reliable business partners in the region.

Note 11 — Allowances, page F-35

5.              We note your response to comment 5 in our letter dated September 11, 2015. It appears that your response outlines the reasons for the continued increase in the rebate reserve balance, which also includes the sales returns and allowances reserve. However, as previously noted, it appears that there were significant increases in your sales returns and allowances when comparing the six months ended June 30, 2014, and June 30, 2015, even though total revenues have decreased. Additionally, in your response to our comment 5 in your letter dated August 13, 2015, you indicate that your sales returns and allowances are impacted by changes in sales volumes and customer specific adjustments, which appear to be different than the factors impacting the increase in your rebate reserve. As such, please explain in detail the facts and circumstances driving those changes and whether or not any of the changes are also related to the China macro-economic issues and whether this could be an expected trend that you expect to continue.

Response:  As noted in Exhibit C of the Supplemental Information for details of items included in the Summary of Reserves and Allowances, provided with our response in our letter dated August 13, 2015, our sales returns reserve increased approximately $1.7 million in the six months ended June 30, 2015, as compared to the same period in the prior year (from $7.4 million for the six month ended June 30, 2014, to $9.1 million for the six months ended June 30, 2015).  The increase in the sales returns reserve as compared to the prior year is primarily associated with specific inventory items in China that were recalled because it was determined they did not meet certain government regulations in regards to product quality and labeling standards.  Since this quality and labeling issue was isolated to specific styles, this returns reserve increase is not associated with the economic conditions in China, and is not expected to reoccur.

As noted in Exhibit C of the Supplemental Information for details of items included in the Summary of Reserves and Allowances, provided with our response in our letter dated August 13, 2015, our discounts reserve increased approximately $0.7 million in the six months ended June 30, 2015 as compared to the same period in the prior year (from $2.7 million for the six month ended June 30, 2014, to $3.4 million for the six months ended June 30, 2015).  This increase is primarily associated with specific incentives offered related to discontinued product lines.

We do not believe either of these items are significant factors in our discussion of the overall change in total reserves for rebates, sale returns and allowances, nor do we anticipate these increases will persist in future periods.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                              staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-848-7000. Thank you again for your time and consideration.

Respectfully submitted,

CROCS, INC.

		By:	/s/ Mike Smith

Name: Mike Smith

Title: Interim Chief Financial Officer

cc:	Daniel P. Hart (Crocs, Inc.)
Jason Day (Perkins Coie LLP)